March 24, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Mail Stop 4-8

Attention:	Mr. Paul Cline
Mr. Michael Volley

RE:	Form 10-K
Filed September 27, 2004
File No. 033-44383

Dear Messrs. Cline and Volley:

The company has reviewed your comment letter dated March 15, 2005, relating to its Form 10-K for the fiscal year ended June 30, 2004, filed with the Commission on September 27, 2004 (the “2004 Form 10-K”), and is providing the following in response to your letter.  In responding to your letter, the company acknowledges that:  the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Commission Comment:

Interim Financial Statements

Form 10-Q for the Period Ended December 31, 2004

Comparison of the Three Months Ended December 31, 2004 and December 31, 2003 – page 27

1.             We note your discussion of your year-to-date reclassification of deferred loan origination costs in the three months ended December 31, 2003 on page 28.  Supplementally provide us additional details regarding this issue including the reason the reclassification was needed, how it was identified, the noninterest income line item that was affected and what procedures you have designed to ensure the correct reporting going forward.  Also, tell us why deferred fees and discounts on loans have trended from net deferred revenue to net deferred costs, as disclosed on page 9 of your Form 10-K for the year ended June 30, 2004, and provide similar disclosure in future filings.

P. O. Box 5000  •  Sioux Falls, South Dakota  57117-5000

Phone (605) 333-7556   •   Fax (605) 333-7621

Company Response:

A.            As previously disclosed in Note 6 on Page 9 of the Form 10-Q for the period ended December 31, 2003 (the “December 2003 Form 10-Q”), the company completed a reclassification of its deferred loan origination fees and other loan fees and costs.  The process was completed to more closely align the company’s financial statement line items to Statement No. 91 as issued by the FASB and Regulation S-X.  There was no change to net income or earnings per share as a result of this reclassification.  Although loan fees, net of loan origination costs, are deferred, prior to December 2003 the applicable deferred loan origination compensation costs, net of deferred fees, were not being reclassified to interest income.  The change in presentation was made through a joint collaboration of the company’s management and external independent auditors.

The six-month cumulative reclassification amount as of December 31, 2003 was made in the quarter ended December 31, 2003, thus including a one-time reclassification of approximately $500,000 that related to the quarter ended September 30, 2003.  This issue will resolve itself with the period ending March 31, 2005, and will be reflected in the Form 10-Q filing for that period both in the three-months and six-months comparison.  To ensure the correct reporting going forward, the integration of the company’s loan system with its general ledger has been revised to map the ongoing amortization entries to the proper accounts.  As originally provided in Note 6 to the December 2003 Form 10-Q, the company disclosed a table to give investors a better understanding of the change, including which line items in the statements of income are affected.  Please see the table as originally presented below:

	Three Months Ended December 31,		Six Months Ended December 31,
	2003	2002	2003	2002
	(Dollars in Thousands)
Summary of FASB 91 and Reg S-X Reclassification:
Increase in interest on loans and leases receivable	$258	$192	$478	$375
Decrease in loan fees, service charges and gain on sale of loans, net	(427)	(665)	(1,149)	(1,148)
Decrease in compensation and employee benefits	169	473	671	773
Net income change related to above	$—	$—	$—	$—

Comparative financial information was also presented on Page 62 of the 2004 Form 10-K in the Consolidated Statements of Income, which included the impact of this reclassification for the fiscal years ending June 30, 2004, 2003 and 2002.

B.            The deferred fees and discounts on loans as shown on Page 9 of the 2004 Form 10-K are summarized in the table below.

(Dollars in Thousands) Net deferred (fees)/costs	At June 30
	2004	2003	2002	2001	2000

One- to four-family	(561)	(510)	(554)	(939)	(990)

Multi-family, commercial real estate & construction	(334)	(407)	(508)	(579)	(659)

Consumer	113	65	5	3	(10)

Agricultural	(32)	(16)	(28)	(20)	(39)

Equipment finance leases	77	54	0	0	0

Commercial business	(125)	(164)	(16)	(18)	(12)

Prepaid dealer reserve	1,891	1,342	1,605	1,420	1,354

Total Deferred fees and discounts	1,029	364	504	(133)	(356)

Deferred fees and discounts on loans have trended from net deferred revenue to net deferred costs due to several factors, including the following:

•      An increasing amount of indirect automobile loans that include prepaid dealer reserves.  This increase was partially offset as a result of the sale of $50.0 million of automobile loans in January 2003, which resulted in a reduction of $1.0 million in prepaid dealer reserves at the time of the sale.

•      The mortgage portfolio had a large turnover during fiscal 2002 through 2004 due to low interest rates and strong demand, which were booked with relatively higher origination costs compared to the origination fees charged, than those booked in prior years.

In response to the Commission’s comments, the company will, in future filings, include disclosure similar to that set forth above describing why deferred fees and discounts on loans have trended from net deferred revenue to net deferred costs or as needed from net deferred costs to net deferred revenue.

Sincerely,

/s/ Darrel L. Posegate

Darrel L. Posegate
Executive Vice President, Chief Financial Officer
and Treasurer